Exhibit 99.2

As Brett announced last week, our stockholders will be voting June 2 on a proposal to permit you to voluntarily exchange certain of your existing stock options for new shares of restricted stock with new vesting schedules.

The company believes that an effective equity incentive program is critical to its continued success. However, many of you now hold stock options with exercise prices that are significantly higher than the current market price of our common stock, due to the on-going economic turmoil and its impact on our company’s share price.

If we receive stockholder approval, the Option Exchange Program will give you a one-time opportunity to exchange outstanding stock options for a lesser amount of new restricted stock with new vesting periods.

We have prepared the attached FAQ to assist you in understanding the eligibility requirements and mechanics of the Option Exchange Program. In addition, more detailed information can be found in our definitive proxy statement, filed with the Securities and Exchange Commission today, and available at www.cbre.com/AnnualMeeting. Leading up to the Annual Meeting and the Option Exchange Program exchange offer, we will provide you with additional materials, including a Tender Offer statement that will provide additional detailed information about the proposed exchange.

The Option Exchange Program described in this email has not yet commenced. When and if we commence the Option Exchange Program, we will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”). Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by our stockholders with respect to the Option Exchange Program discussed in this e-mail, we have filed a proxy statement with the SEC. Stockholders are urged to read the proxy statement and any additional materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders referenced in this e-mail.

Stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or at www.cbre.com/investorrelations. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: CB Richard Ellis Group, Inc., Attention: Investor Relations, 200 Park Ave., 17th Floor, New York, New York 10166.